

Mail Stop 5546

February 2, 2007

Via Facsimile (989) 638-9723 and US Mail

Andrew N. Liveris
President and CEO
The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674

> **Re: The Dow Chemical Company**
> **Form 10-K filed February 17, 2006**
> **Response Letter Dated January 16, 2007**
> **File No. 1-3433**

Dear Mr. Liveris:

We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, unless otherwise directed, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to prior comment one. Please provide further details on the nature of your sales into Iran and, in light of the following comment, provide similar information regarding Syria and Sudan. Your response to our prior comments indicates that you may sell chemicals, plastics and agricultural products into these countries. However, it is unclear what types of chemicals and other products you sell into these countries. Please expand your

qualitative materiality analysis to address the extent to which the products may have dual-use purposes.

2. We note your response to prior comment five. Please provide information responsive to prior comments one through three for Syria and Sudan.

    With respect to your qualitative analysis for Sudan, please note also that California, Connecticut, Illinois, Maine, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, the University of California and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Sudan.

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

    Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

                                    Sincerely,

                                    Cecilia D. Blye, Chief
                                    Office of Global Security Risk

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance

        John Cash
        Branch Chief
        Division of Corporation Finance